Second Quarter 2014 Earnings Conference Call August 28, 2014 Exhibit 99.2

Second Quarter 2014 – Earnings Call
Forward-looking statements
Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements”  with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes”, “expects”, “may”, “should”, “approximately”,
“anticipates”, “estimates”, “intends”, “plans”, “targets”, “likely”, “will”, “would”, “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, those set forth under the heading “Risk Factors” in our Annual Report on Form 20F, and described from time to time in subsequent reports, filed with the U.S. Securities and Exchange Commission, and include risks relating to the finalization of our U.S. Body-in-White joint venture, including the failure to receive required regulatory approvals. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Second Quarter 2014 – Earnings Call

Non-GAAP measures
This presentation includes information regarding certain non-GAAP financial measures, including,
Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted
EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with
IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the
IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Pierre Vareille Chief Executive Officer

Second Quarter 2014 – Earnings Call

Adjusted EBITDA of €81 million
Shipments of 279k metric tons, up 2%
Revenues: €920 million, up 3% on a like-for-like basis
Record shipments and EBITDA performance in P&ARP
Continued strong performance in AS&I
Partial recovery in A&T segment leading to significant EBITDA and EBITDA per ton improvement as compared with first quarter 2014
Automotive structures and BiW exhibiting strong growth
Continued improvement in net trade working capital and days sales outstanding (8 days reduction from Q2 2013)
Body-in-White finishing plant breaks ground in Bowling Green, Kentucky
Hosted two Analyst Days in NYC and in Singen, Germany
Successfully completed bond offerings of €590 million in May 2014
Q2 2014 Highlights
(% changes Q2 2014 vs Q2 2013)

Second Quarter 2014 – Earnings Call

Aerospace Market: positive long term outlook
Slightly improving supply chain conditions
Most aerospace business under long term contracts; low spot market exposure
Considerable recovery in Aerospace EBITDA and EBITDA per ton from Q1 2014
Continued impact of higher metal premiums
Held first Analyst Day in NYC in April highlighting Aerospace business
Q2 2014 A&T results below Q2 2013
Market context
Constellium recent developments

Second Quarter 2014 – Earnings Call

Packaging Market: maintained good performance
Strong shipments, improved demand
Excellent operational performance
Record shipments in Neuf-Brisach
Market context
Constellium recent developments
Improvement due to healthy European market demand in Q2
Continued positive long term outlook

Second Quarter 2014 – Earnings Call

Automotive Rolled Market: Body-in-White exhibiting strong growth
Body-in-White volume increased +47% from Q2 2013
Body-in-White capacity expansion in Europe proceeding according to plan
Body-in-White finishing plant breaks ground in Bowling Green, KY
Heat exchangers business performing well as new products enter the market
Market context
Constellium recent developments
Global forecasts continue to move higher for automotive body sheet demand
North American opportunity is large and market growth forecasts continue to increase

Second Quarter 2014 – Earnings Call
Market context

Automotive Extrusions: strong position in a growing market
Strong long term global demand for more aluminum in automotive structures, crash management systems and chassis due to lightweighting and regulatory requirements
Automotive Structures volume increased +27%
compared to Q2 2013
Strong visibility in orders with over 6 years of
production at current rates
Expanding our auto structures plants in Europe, the
U.S. and China due to continued strong customer
demand
New casthouse and extrusion line now operational in
Decin, Czech Republic to serve the automotive
market
Held Analyst Field Trip in Singen, Germany  in June
Constellium recent developments

Didier Fontaine Chief Financial Officer

Second Quarter 2014 – Earnings Call
Q2 14 Segment Performance Compared with Q2 13
Segment Adjusted EBITDA (€m) Adjusted EBITDA per ton (€/T)
Shipments (kt)    63 62 (1)%
Shipments (kt)      161                         165
Shipments (kt)   48                                 53
37 37
31 31
29 29
36 36
18 18
20 20
372 372
373
+2%
+10%
181 181
219 219

Q2 14 Segment Performance Compared with Q1 14
27 27
36 36
20 20
20 20
Segment Adjusted EBITDA (€m) Adjusted EBITDA per ton (€/T)
395 395
497 497
Shipments (kt)       61
62         +1%
Shipments (kt)      156                               165       +6%
Shipments (kt)      53                                    53    (0)%
171 171
219 219
366 366
373 373
12 Second Quarter 2014 – Earnings Call

Second Quarter 2014 – Earnings Call
Significant Improvement in Adjusted Free Cash Flow
€ millions
Six months
ended
June 30, 2014
Six months
ended
June 30, 2013
Cash flow from operating activities 46 (1)
Margin calls included in cash flow from operating activities (11) (2)
Cash flow from operating activities excluding margin calls 35 (3)
Capital expenditure (70) (55)
Adjusted Free Cash Flow (35) (58)

Second Quarter 2014 – Earnings Call
Improving Trade Working Capital Trend
Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014
+€73m
€(78)m
+€84m
37 days
29 days
32 days
25 days
FY11
FY12
FY13
FY14
381
470
514
463
289
401
373
320
222
286
295

Second Quarter 2014 – Earnings Call
€ millions June 30, 2014
Total Debt
(*)
604
Cash and Cash Equivalents 403
Net Debt 201
Net Debt / LTM Adjusted EBITDA 0.7
Liquidity
(**)
746
(*)
Including fair value of cross currency interest swap and cash pledged for issuance of guarantees
(**)
Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term facilities
Strong balance sheet with enhanced liquidity

Second Quarter 2014 – Earnings Call

Key Takeaways
Record performance in P&ARP
Strong performance in AS&I
Partial recovery in A&T leading to considerable improvement from Q1 2014
New Body-in-White projects progressing well in Europe and in the U.S.
Expanding global automotive structures capacity
Completed bond offerings enhancing total liquidity

Q & A 17 Second Quarter 2014 – Earnings Call

IFRS Statements 18 Second Quarter 2014 – Earnings Call

Second Quarter 2014 – Earnings Call 19
IFRS – Income Statement
€ millions
Three months
ended
June 30, 2014
Three months
ended
June 30, 2013
Revenue 920 916
Income from operations 70 73
Other expenses - (24)
Finance costs – net (27) (9)
Income before income taxes 43 40
Income tax expense (15) (16)
Net  Income / (loss) 28 24

Second Quarter 2014 – Earnings Call 20
IFRS – Statement of financial position
€ millions June 30, 2014 June 30, 2013
Non-current assets 725 674
Current assets 1,384 1,069
Assets held for sale 16 21
Total Assets 2,125 1,764
Equity 60 36
Non-current liabilities 1,224 970
Current liabilities 831 749
Liabilities held for sale 10 9
Total Equity and Liabilities 2,125 1,764

Second Quarter 2014 – Earnings Call Non-GAAP Measures Reconciliations 21

Second Quarter 2014 – Earnings Call 22
Net Debt Reconciliation
€ millions
June 30, 2014 December 31, 2013
Borrowings 613 348
Fair value of cross currency interest swap - 26
Cash and cash equivalents (403) (233)
Cash pledged for issuance of guarantees (9) (9)
Net Debt 201 132

Second Quarter 2014 – Earnings Call 23
Adjusted Free Cash Flow Reconciliation
€ millions
Three months
ended June 30, 2014
Three months
ended June 30, 2013
Cash flow from operating activities 50 46
Margin calls included in cash flow from
operating activities
- (2)
Cash flow from operating activities
excluding margin calls
50 44
Capital expenditure (37) (32)
Adjusted Free Cash Flow 13 12

Second Quarter 2014 – Earnings Call 24
Adjusted Free Cash Flow Reconciliation
€ millions
Six months ended
June 30, 2014
Six months ended
June 30, 2013
Cash flow from operating activities 46 (1)
Margin calls included in cash flow from
operating activities
(11) (2)
Cash flow from operating activities
excluding margin calls
35 (3)
Capital expenditure (70) (55)
Adjusted Free Cash Flow (35) (58)

Second Quarter 2014 – Earnings Call 25
Adjusted EBITDA Reconciliation
€ millions Q2 2014 Q2 2013
Net income / (loss) 28 24
Income tax expense 15 16
Income before income tax 43 40
Finance costs - net 27 9
Other expenses / share of results of joint-ventures - 24
Income from operations 70 73
Depreciation and impairment 11 5
Unrealized (gains)/losses from remeasurement of monetary assets and liabilities
(2) 1
Unrealized gains on derivatives (7) (2)
Restructuring costs 2 -
Start-up and development costs 2 -
Gain on Ravenswood OPEB plan amendment (1) (11)
Metal lag (2) 10
Other 8 9
Adjusted EBITDA 81 85